[VOC Brazos Energy Partners, L.P. Letterhead]
Via EDGAR and Federal Express
February 10, 2011
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	VOC Energy Trust VOC Brazos Energy Partners, L.P. Registration Statement on Form S-1 Filed December 30, 2010 File No. 333-171474
Ladies and Gentlemen:
     Set forth below are the responses of VOC Energy Trust, a Delaware statutory trust (the “Trust”), and VOC Brazos Energy Partners, L.P., a Texas limited partnership (“VOC Sponsor,” and together with the Trust, the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff ”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 28, 2011, with respect to the Company’s registration statement on Form S-1 initially filed with the Commission on December 30, 2010, File No. 333-171474 (the “Registration Statement”).
     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). We will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified. All terms used but not otherwise defined herein have the definitions ascribed thereto in Amendment No. 1.
     We are simultaneously sending the Staff a supplemental response containing information and materials responsive to comment 7 hereof.

Securities and Exchange Commission
February 10, 2011

General
1. Where comments also could apply to similar or related disclosure that appears elsewhere in the same or another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 in all places to which a comment relates. Additionally, we have included in our responses to the comments below page references to direct the staff to responsive disclosure in Amendment No. 1.
2. Provide for our review and comment any graphics or other artwork you propose to include in the prospectus.
     Response:
     We acknowledge the Staff’s comment and have included the requested graphic materials and artwork in the prospectus forming a part of the Registration Statement. The graphic materials and artwork are located on the inside front cover of the prospectus included in Amendment No. 1. We do not expect to include any additional artwork in the prospectus.
3. Revise the prospectus to give effect to Securities Act Release No. 33-6900 and Securities Act Industry Guide 5. For example, you fail to include the cover page disclosure Section II.A.3.a of the release requires. See also Sections II.A.3.c; II.A.3.f; and II.B.2, and refer generally to Securities Act Release No. 33-6922, including Section III.D. We may have additional comments.
     Response:
     We acknowledge the Staff’s comment. However, we respectfully disagree with respect to the applicability of Securities Act Release No. 33-6900, Industry Guide 5 and Securities Act Release No. 33-6922 to the transactions described in the Registration Statement. Primarily, though the term “roll-up transactions” is not expressly defined in the noted guidance, we direct you to Item 901(c)(1) of Regulation S-K, which generally defines a roll-up transaction as “a transaction involving the combination or reorganization of one or more partnerships, directly or indirectly, in which some or all of the investors in any such partnership will receive new securities, or securities in another entity.” Furthermore, Item 901(c)(2)(ii) expressly excludes from such definition “[a] transaction in which the securities to be issued or exchanged are not required to be and are not registered under the Securities Act of 1933.”

Securities and Exchange Commission
February 10, 2011

     As mentioned in the Registration Statement on page 8, VOC Brazos was formed in 2003 to engage in the production and development of oil and natural gas properties located in Texas. KEP was formed in November 2009 to develop and produce oil and natural gas from properties primarily located in Kansas along with a limited number of Texas properties. The impetus behind the formation of KEP was to centralize management oversight and provide for estate planning opportunities for its partners. In 2009, the partners of Brazos and KEP began discussions regarding the merger of the two entities, with a primary goal of consolidating assets under common control in order to achieve centralized management oversight and, with the potential for the creation of a royalty trust, to establish a means through which working interests in certain assets could be monetized to facilitate estate planning. Pursuant to a binding Contribution and Exchange Agreement dated August 30, 2010, VOC Brazos agreed to acquire all of the membership interests in KEP in exchange for newly issued limited partner interests in VOC Brazos. The consummation of the KEP Acquisition is conditioned solely upon the closing of the initial public offering of the Trust and the equity to be issued as consideration in the transaction is determined by a formula contained in such agreement.
     The transactions underlying the formation of KEP and the KEP Acquisition were exempt from registration under the Securities Act. With respect to the transactions underlying the formation of KEP, the offer of securities in KEP in exchange for working interests in various oil and natural gas properties owned by the members of KEP was exempt by virtue of Section 4(2) of the Securities Act of 1933 (the “Securities Act”) because it was a transaction not involving any public offering. The offering did not involve any general solicitation and involved only four offerees, each of which or whom is a sophisticated investor with significant experience in the oil and gas industry. As the purpose of consolidating into KEP was in part to aggregate similar properties under a centralized management, and as the members of KEP have had past working relationships, each of the investors had full access to information relating to KEP at the time of its formation.
     With respect to the KEP Acquisition, the issuance of equity in VOC Brazos to the KEP members was also exempt by virtue of Section 4(2) of the Securities Act because it did not involve a public offering. For the same reasons outlined above, the offer did not involve any general solicitation and was made solely to a limited number of sophisticated investors with significant experience in the oil and gas industry. Furthermore, VOC Brazos and KEP are deemed entities under common control. Although these transactions cannot practically be considered to involve public offerings, even if they were so construed, the offerees are not investors that need the protection afforded by Section 5 of the Securities Act.
     In terms of our integration analysis, it is important to note that the Contribution and Exchange Agreement, the consummation of which is solely conditioned upon the closing of the initial public offering of the trust, was executed nearly four months prior to the initial filing of the Registration Statement. Accordingly, under the analysis described by the Staff in the Black Box no-action letter, the private offer should not be integrated with the public offering of trust units as the parties to the KEP Acquisition have made an investment decision conditioned on a condition subsequent, which we believe constitutes a private placement that has come to rest.
     Furthermore, the units that are the subject of the Registration Statement are issued by the Trust, not by VOC Brazos or KEP. As a result, we do not believe the formation and combination transactions involving Brazos and KEP should be integrated with the public offering of trust units by the Trust.
     For the reasons stated above, we respectfully submit that the formation of KEP and the KEP Acquisition should be considered “transaction[s] in which the securities to be issued or exchanged are not required to be and are not registered under the Securities Act of 1933” and therefore not a “roll-up transaction” under Item 901(c) of Regulation S-K subject to the cited guidance in the Staff’s comment.

Securities and Exchange Commission
February 10, 2011

4. Ensure that your cover page disclosure is both concise and precise. For example, you state that “you will receive quarterly distributions of cash” without any qualifying language to allow for suspensions or production reductions (see page 56) or for any consequences resulting from the trust’s non-receipt of net proceeds, a possibility which is only briefly mentioned in the first full paragraph on page 3 under “VOC Energy Trust.” If you retain the statement, ensure that you place it in proper context.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure on the cover page relating to quarterly distributions to include language consistent with both the qualifying language on page 59 and the language indicating the possibility of the trust’s non-receipt of proceeds on page 3.
5. With regard to the trust’s potential non-receipt of net proceeds, ensure that you discuss this possibility and the ramifications to unitholders in necessary detail at an appropriate place in the document and that you add a new corresponding risk factor, if appropriate.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to discuss the possibility and the ramifications to unitholders of the trust’s potential non-receipt of net proceeds in detail on page 3 in the registration statement. We have also provided more detail in the risk factor beginning on page 31 entitled “The amount of cash available for distribution by the trust will be reduced by the amount of any costs and expenses related to the Underlying Properties and other costs and expenses incurred by the trust” in order to clarify the risk to trust unitholders if net proceeds payable to the trust pursuant to the net profits interest are reduced or eliminated.
6. We note that on the page following the cover of your preliminary prospectus you have included a map of the operating areas that includes the PV-10 values for these properties. Please provide footnote disclosure similar to that which you provide at page 6 related to the fact that PV-10 is a non-GAAP measure. Similar concerns apply throughout your document where you reference PV-10 and do not provide a corresponding explanation of how such measure differs from the most directly comparable GAAP measure.
     Response:
     We acknowledge the Staff’s comment and have revised the footnote disclosure on PV-10 throughout the Registration Statement to conform to the disclosure provided at page 6 related to the fact that PV-10 is a non-GAAP measure.

Securities and Exchange Commission
February 10, 2011

7. Please provide us on a supplemental basis with the third party materials you used as the basis for the various forecasts, projections, or material statistics you cite in your prospectus. For example, and without limitation, we note the following claims:
•	“[A]ccording to statistics furnished by the Kansas Geological Survey [Vess Oil] was the third largest operator of oil properties in Kansas measured by production during 2009.” (Pages 8, 41, and VOC-2.)

•	“According to the US Energy Information Administration (“EIA”) projections, world oil prices are expected to rise gradually.” (Page 10.)

•	“According to EPA, the motor vehicle GHG emission standards will trigger construction and operating permitting requirements for stationary sources of GHG emissions beginning January 2, 2011.” (Page 33.)

•	“According to the Texas Railroad Commission, more than 5,000 operators reported oil production of approximately 377 million barrels for the state of Texas during 2009. There were 26 operating oil refineries located in Texas in 2009 with combined capacity to refine over 4.6 million barrels of oil per day. With oil production in the state of Texas averaging just over 1 million barrels of oil per day, Texas refineries are net importers of crude oil.” (Page 79.)

•	“According to the Kansas Geological Society, more than 2,100 operators reported oil production of approximately 39 million barrels for the state of Kansas during 2009. Kansas is home to three oil refineries located in McPherson, El Dorado and Coffeyville, Kansas. These refineries have combined capacity to refine over 300,000 barrels of oil per day. With oil production in the state of Kansas averaging less than 100,000 barrels of oil per day, Kansas is a net importer of crude oil.” (Page 79.)
To expedite our review, in your letter of response, please indicate precisely where in the corresponding document we may find the referenced material, and also mark by highlighting or some other clear manner the relevant portion(s) of the supporting documents you provide.
     Response:
     We acknowledge the Staff’s comment and direct the Staff to the supplemental response submitted under separate cover.
8. We will process your amendment without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please update all disclosure to the latest practical date, include your most recent financial information and fill in all blanks other than the information that Rule 430A permits you to omit. Use brackets to distinguish information that is subject to change prior to effectiveness.

Securities and Exchange Commission
February 10, 2011

     Response:
     We acknowledge the Staff’s comment and have included all currently available information as of a recent date. We intend to include information relating to cash distributions, as well as a price range, concurrent with or shortly after the completion of the audit of financial information included in the Registration Statement for the year ended December 31, 2010. The completion of this audit will allow us to file our 2010 reserve reports, the reserves reflected therein being a driver for valuation of the trust units and corresponding cash distributions. We will file this information sufficiently in advance of our request for effectiveness of the Registration Statement to provide the Staff time to review this information and enable us to respond to any additional comments the Staff may have.
9. We may have additional comments once you provide updated reserve report and pro forma information for the year ended December 31, 2010.
     Response:
     We acknowledge the Staff’s comment and will provide the updated reserve report and pro forma information for the year ended December 31, 2010 when such report and information become available.
10. Please advise us regarding the status of your application to list on the New York Stock Exchange, and provide updated disclosure with each amendment that you file.
     Response:
     We acknowledge the Staff’s comment. The New York Stock Exchange is currently reviewing the Registration Statement. The approval committee is expected to clear the Trust to file the original listing application in February. We will undertake to update the disclosure in the Registration Statement to reflect developments in the listing process as appropriate.
11. Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a telephone call, from FINRA, stating that FINRA has completed its review and has no additional concerns with respect to the proposed underwriting arrangements.
     Response:
     We acknowledge the Staff’s comment and confirm our understanding that FINRA must provide notice of its completion of its review and clearance of the underwriting terms and arrangements of the offering prior to the Staff declaring the Registration Statement effective.
Risk Factors, page 22
12. Include a summary of the Risk Factors in your Summary section. Also, shorten those risk factors which provide excessively detailed or lengthy discussions, instead focusing on the precise risk. You may provide additional detail elsewhere in the prospectus, as appropriate.

Securities and Exchange Commission
February 10, 2011

     Response:
     We acknowledge the Staff’s comment. We have included a summary of the Risk Factors in our Summary section on page 11. We have also shortened certain of our risk factors where appropriate with a goal of describing the precise risk.
The trust may be treated as an unsecured creditor, page 36
13. Eliminate from this section text which mitigates the risk you present, including clauses which begin or precede “although,” “while,” or “however.” To the extent that you retain the references elsewhere in the prospectus (such as at page 81) to the retention of and opinion(s) rendered by counsel, identify counsel, provide us with a copy of its opinion, and file counsel’s consent as an exhibit pursuant to Rule 436.
     Response:
     We acknowledge the Staff’s comment. We have eliminated from this section text which mitigates the risk we present. We have also removed references to the retention of and opinion(s) rendered by counsel. Please read page 38.
VOC Sponsor’s performance, page 37
14. If you consider the drilling and financial results of MVO to have been “successful” as the caption suggests, perhaps this “risk factor” actually constitutes a selling point for the offering. If you retain the discussion, clarify the risk and explain why it would be an appropriate risk factor under the circumstances.
     Response:
     We acknowledge the Staff’s comment. We have deleted the reference to the drilling and financial results of MVO as having been “successful.” We believe, however, that it is important to note to investors that they should not place undue reliance on the past performance of MVO, a royalty trust sponsored by a similar management group, and have supplemented our disclosures to further clarify the risk accordingly. Please read page 39.
Management of VOC Sponsor, page 43
15. If you do not provide the disclosure that Item 402 of Regulation S-K would otherwise require, discuss in necessary detail any indirect compensation each of the listed individuals receives from the trust or VOC Sponsor. We note the last sentence on page 43 in that regard.
     Response:
     We acknowledge the Staff’s comment. We have deleted the word “direct” from the last sentence on page 44 to clarify that the listed individuals do not receive any compensation from VOC Sponsor or the Trust. Please read page 45 and VOC-2.

Securities and Exchange Commission
February 10, 2011

Executive Management from Vess Oil, page 44
16. Please provide complete five-year sketches which retain no gaps or ambiguities regarding the time that positions began or ended during the period. Refer to the sketches for Messrs. Hill and Howarter, for example.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure in the five-year sketches to eliminate gaps or ambiguities regarding the time that positions began or ended during the period. Please read pages 46 and 47 and VOC-3 and VOC-4.
Projected Cash Distributions, page 51
17. Fill in the blanks in this section. Also, with a view toward disclosure, provide us with a table that indicates what quarterly distributions would have been for the most recent four fiscal quarters, if this information is available or can be obtained. We note the pro forma information you provide beginning at page 61.
     Response:
     We acknowledge the Staff’s comment. As discussed in our response to comment 8 above, we will provide the projected cash distribution amounts when our updated reserve reports and year ended December 31, 2010 financial data become available. We have also added a table on page 54 of Amendment No. 1 that, once we provide the relevant data, will include pro forma quarterly distribution amounts for the four most recent fiscal quarters.
Significant Assumptions Used to Prepare the Projected Cash Distributions, page 55
Timing of actual distributions, page 55
18. We note your statements here and elsewhere that you have prepared your cash distribution projections on an accrual of production basis. Please explain why you believe this to be an appropriate method for preparing your cash distribution projections in light of the fact that actual cash distributions will be on a different basis. As part of your response, please tell us how you considered presenting your projected cash distributions on the same basis by which the payments will be determined, including how you considered expanding your disclosure to address any related assumptions or uncertainties. Similar concerns apply to the pro forma distributable income of the trust you present on pages 14 and F-26.
     Response:
     We acknowledge the Staff’s comment. In order to provide investors with good faith reasonable estimates of projected cash distributions, underlying sales volumes presented in the projected cash distributions table located in “Projected Cash Distributions” reflect amounts included in the reserve reports, summaries of which are included as Annex A to the Prospectus.

Securities and Exchange Commission
February 10, 2011

Accordingly, the projected cash distribution amounts for the twelve-months ending December 31, 2011 will be calculated based upon annual production amounts listed in the reserve reports for the year ended December 31, 2010, copies of which will be provided to the Staff supplementally when available.
     In making our determination to utilize an accrual basis for projected cash distributions, the relative value to investors of having projections based on the reserve reports was weighed against the impact of using an accrual basis instead of a cash basis. If a cash basis were to be utilized in the projections, assumptions would have to be made that diverge from the information included in the reserve reports to determine amounts actually received in the twelve month period (and corresponding three month periods) about production actually sold within such periods. The only impact of calculating projected cash distributions on an accrual basis versus a cash basis will be the lag between the times at which production sales are accrued versus the times when cash payments are actually received. Historically, as disclosed on pages 19 and 58 of Amendment No. 1, cash payment is received for production 30 days after it is produced (and accrued for purposes of the calculation of projected cash distributions). Accordingly, as actual cash distributions during the year ended December 31, 2011 will be based on a cash basis, distributions made during such period will not include the effect of amounts accrued for the thirty days roughly corresponding to the month of December 2010.
     It was determined that given the twenty year term of the Trust, a presentation a cash basis for the first twelve month term of the Trust would improperly mislead investors about the long-term distributions to be made by the trust, as it effectively would have presented only an eleven month period of production sales (given the thirty day time lag described above). We believe that the calculation of net proceeds on an accrual basis is the most proper and useful presentation for investors. In order to help ensure that investors understand that approximately 1/12 of the amount of the distributions contained in that calendar year projection would be received with the first distribution for the following year, we will provide additional disclosure to that offered in the filing.
Oil and Natural Gas Prices, page 55
19. You indicate that the differentials to published oil and natural gas prices applied in your cash distribution projection are based on historic price differentials for the Underlying Properties with consideration given to gravity, quality, and transportation and marketing costs that may impact these differentials in future periods. Please enhance your disclosure to provide quantitative information related to the historic price differentials you considered in your projection as well as quantitative and qualitative information with respect to the consideration you gave to gravity, quality, and transportation and marketing costs in future periods.
     Response:
     We acknowledge the Staff’s comment and have enhanced our disclosure to provide quantitative information related to the historic price differentials we considered in our project as

Securities and Exchange Commission
February 10, 2011

well as quantitative and qualitative information with respect to the consideration we gave to gravity, quality, and transportation and marketing costs in future periods. Please see page 57.
Federal Income Tax Consequences, page 101
20. Revise each subsection or section to clarify precisely which portion(s) constitute(s) the opinion(s) of named counsel. For example, revise the first paragraph under “Classification of the Net Profits Interest” at page 104; “Tax Consequences to U.S. Trust Unitholders” at page 105; and “State Tax Considerations” at page 110.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to clarify precisely which portions constitute the opinions of named counsel. Please see pages 110, 111, and 116.
21. With regard to the second paragraph under “Classification of the Net Profits Interest,” eliminate the suggestion that the disclosure is an assumption, but rather clarify whether the conclusions result from the opinion of counsel.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure on page 110 in such paragraph to eliminate the suggestion that the disclosure is an assumption and to clarify whether the conclusions result from the opinion of counsel.
22. At page 105, revise to clarify whether VOC Brazos made a determination regarding the comparable yield based on an opinion of named counsel, rather than suggesting that it “intends to take the position.”
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure on page 111 to clarify that VOC Brazos has made the determination regarding the comparable yield based on discussions with the underwriters, rather than suggesting that it “intends to take the position.”
23. For each situation or conclusion you discuss, advise us whether either you or named counsel are aware of any circumstances in which the IRS accorded similar securities the treatment you describe.
     Response:
     We acknowledge the Staff’s comment and advise you as to the following issues. The treatment of the trust as a “trust” (rather than as a business organization) for federal income tax purposes flows directly from the Section 7701 Treasury Regulations. Under the Section 7701 Treasury Regulations, a trust is classified as a “trust” if it has a single class of ownership

Securities and Exchange Commission
February 10, 2011

interests that represent undivided beneficial interests in the assets of the trust and there is no power under the trust agreement to vary the investment of the trust unitholders.
     In terms of the tax characteristics and treatment of the interests to be held by the trust, there are other examples in the public market of pass-through entities that hold similar assets. For example, securities deriving their value from interests similar to the Net Profits Interest were issued by Whiting USA Trust I (“Whiting”) and MV Oil Trust (“MVO”) which hold term net profits interests that entitle the trust to receive an amount of cash for each quarter equal to 90% and 80%, respectively, of the net proceeds from the sale of oil, natural gas and natural gas liquid production attributable to certain underlying properties. Whiting and MVO treat the term net profits interests as production payments under Section 636 of the Internal Revenue Code and, accordingly, each unitholder is bound by the trust’s application of the CPDI regulations.
24. With regard to the State Tax Considerations discussion at page 110, if you do not believe that these are material tax consequences, you would not be required to reference or file an opinion of counsel. Please advise regarding your conclusion in that regard.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to state that no opinion of counsel has been received, thus reflecting our conclusion that the issues presented in the State Tax Considerations discussion at page 116 are not material tax consequences.
Underwriting, page 113
25. Identify and briefly describe the material conditions to the underwriters’ obligation to purchase, including the “other conditions set forth in the underwriting agreement.” Similarly, expand the discussion under “Lock-up Agreements” at page 114, to identify the “specified exceptions” you reference in the first sentence.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure on pages 119 and 120 of Amendment No. 1 has been revised to specify the conditions to the underwriters’ obligation under the underwriting agreement to purchase the trust units, and the discussion under “Lock-up Agreements” has been expanded to identify “specified exceptions.” Please read pages 118-119.
26. Discuss in greater detail the potential for short sales under the Circumstances of this offering, insofar as there is no public market for the securities at the present time.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure beginning on page 121 to address the potential for short sales and stabilizing transactions.

Securities and Exchange Commission
February 10, 2011

VOC Energy Trust — Notes to Statement of Assets and Trust Corpus, page F-22
Note B — Trust Accounting Policies, page F-22
Basis of Accounting, page F-22
27. We note you disclose the Trust uses the cash basis of accounting, but from your accompanying description it appears you modify that basis to account for certain non-cash items including amortization of your investment in net profits interest. Please modify your disclosure to clarify you utilize a modified cash basis of accounting or tell us why you believe your current disclosure is appropriate.
     Response:
     We acknowledge the Staff’s comment and have modified our disclosure to clarify that we utilized a modified cash basis of accounting. Please see page F-22.
Signatures, page II-4
28. Instruction 1 to the Signatures section of Form S-1 provides that “[w]here the registrant is a limited partnership, the registration statement shall be signed by a majority of the board of directors of any corporate general partner signing the registration statement.” Please tell us how you have complied with this instruction with respect to VOC Brazos Energy Partners, L.P.
     Response:
     We acknowledge the Staff’s comment. We advise the staff that the general partner of VOC Brazos Energy Partners, L.P. is a limited liability company that is member-managed by a sole managing member. Further, this sole managing member has only one director on its board of directors.
     We have obtained the signature of J. Michael Vess who serves as the Designated Representative and Sole Member of the Board of Directors of Vess Holding Corporation, a Kansas corporation. Because Vess Holding Corporation is the Sole Managing Member of Vess Texas Partners, LLC, a member-managed Kansas limited liability company that is the general partner of VOC Brazos Energy Partners L.P, we believe that the signature of J. Michael Vess complies with Instruction 1 to the Signatures section of Form S-1.
Exhibits
29. Please file all omitted exhibits, including all opinions of counsel, as soon as practicable. You will need to allow yourself sufficient time to respond to any resulting staff comments.

Securities and Exchange Commission
February 10, 2011

     Response:
     We acknowledge the Staff’s comment and have filed with Amendment No. 1 the exhibits that are currently available. We intend to file all remaining exhibits sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review these exhibits and to enable us to respond to any additional comments the Staff may have.
Engineering Comments
Prospectus Summary, page 1
VOC Energy Trust, page 1
30. You state that the wells in 193 fields had a projected reserve life in excess of 50 years. Please tell us the oil rate at which the average well produces. Also tell us the impact of the current high price of oil upon this projected long reserve life as well as the sensitivity of the reserve life to a decline in oil prices.
     Response:
     We acknowledge the Staff’s comment. We have revised the disclosure throughout the Registration Statement to strike the reference to our projected reserve life of “50 years.” In 2010, the average well attributable to the Underlying Properties produced at an average rate of 5.46 Boe/d.
     We based our assertion that the Underlying Properties have an economic life in excess of 50 years by analyzing the average age and considering the average remaining economic life of the properties. As of December 31, 2009, the Underlying Properties had a weighted average age (calculated on a PV-10 basis) of approximately 37 years. Assuming an average price of $61.18 per Bbl (the average per BBl price of oil for 2009), the weighted average expected remaining reserve life (calculated on a PV-10 basis) of the reserves attributable to the Underlying Properties was approximately 37 years as of December 31, 2009. Assuming an average price of $79.43 per Bbl (the average per BBl price of oil for 2010), the weighted average expected remaining reserve life (calculated on a PV-10 basis) of the reserves attributable to the Underlying Properties would have been approximately 39 years as of December 31, 2010.
31. As these reserves have never been disclosed in a filing with the Commission, please provide a general discussion of the technologies used to establish the total reserves disclosed. Please see Item 1202 (a)(6) of Regulation S-K.
     Response:
     We acknowledge the Staff’s comment and have revised our disclosure to provide a general discussion of the technologies used to establish the total reserves disclosed. Please see page 79.

Securities and Exchange Commission
February 10, 2011

Key Investment Considerations, page 9
Long-lived oil producing properties, page 9
32. You indicate that the reserves for these properties will not decrease significantly from year to year. However, you do not mention the impact oil prices may have on those quantities. We note that in 2007 the reserves were 13 million barrels equivalent but the end of year oil price was $96.01 per barrel. In 2009 the reserves were again approximately 13 million barrels and the average oil price was $74.30 per barrel. You do not indicate the reserves in 2008 when the oil price was $44.60 at the end of the year which was the price used to determine the reserves for 2008. Given that you had 550 wells averaging approximately five barrels of oil per day in production, expand your disclosure to indicate the price of oil used in making the reserve determination for both proved developed and undeveloped reserves and disclose the reserves in 2008, determined with the oil price at the end of the calendar year.
     Response:
     We acknowledge the Staff’s comment and have revised our disclosure on page 9 to provide for the proved reserves attributable to the underlying properties was 10.8 MMBOE as of December 31, 2008 and to include the prices used in the calculations of the disclosed proved reserves. Please read page 9.
Near term development activities, page 9
33. Please include the disclosure that there is no assurance that a well that is successfully completed for oil or gas production will pay out the capital costs spent to drill it.
     Response:
     We acknowledge the Staff’s comment and included the disclosure that no assurance can be given that any development well will produce in commercial quantities or that the characteristics of any development well will match the characteristics of VOC Sponsor’s existing wells or VOC Sponsor’s historical drilling success rate. Please read pages 7, 10, and 78.
Operational control, page 9
34. Having operational control may only be true if you have a majority of the interest in the well. Please add this disclosure.
     Response:
     We acknowledge the Staff’s comment but respectfully disagree with its statement that an operator may only have operational control if it has a majority of the interest in that well. Generally, an operator is a working-interest owner or a company under contract to the working-interest owner(s). Although in most cases the party with the largest working interest in a well holds the operational control, operational control is not necessarily tied to majority working interest.

Securities and Exchange Commission
February 10, 2011

Risk Factors, page 22
The reserves attributable to the underlying properties are depleting assets, page 28
35. Your disclosure about the decline rates of the underlying properties is not clear. You state that if development occurs the production rate will decline at approximately 6.7% but if development does not occur as projected, or you choose to delay some development or not develop the properties at all (as you have no obligation to develop the properties in the future, the decline may be higher than that currently expected or projected in the reserve report. The baseline decline rate is the rate that the property will decline at if there is no additional drilling on the property and we assume that you know that rate from the decline rate of long producing individual wells on the property. Please disclose the baseline rate at which the underlying properties will decline if there is no additional development on the properties, since you feel that is a possibility. If you are not reasonably certain that the development will take place, and it appears you are not, the undeveloped reserves should be removed from the reserve report and filing as proved reserves.
     Response:
     We acknowledge the Staff’s comment. Assuming that there is no additional development on the Underlying Properties, the baseline annual decline rate would be approximately 6.5% as opposed to 6.7% as noted in the Registration Statement. In general, given the relatively flat production decline curve associated with the Underlying Properties, development or redevelopment projects have the effect of bringing on initial production that spikes initially and then declines hyperbolically before ultimately turning to a relatively flat exponential decline rate. Accordingly, in the situation where development and redevelopment activities continue through 2014, while the aggregate result over the term of the trust is an increase in total production, the impact of the short period of increased production followed by an increased decline results in an increased overall average decline rate. For point of reference, we direct you to the graph on page 15 of Amendment No. 1. Given that the baseline decline rate would be lower in the event that there was no development or redevelopment activity, a situation which is not foreseen by the Company, we believe that it would be potentially confusing and misleading to include a separate statement in the Registration Statement about a baseline decline rate in the absence of development or redevelopment activity.
36. Please tell us the average percent water production per day from the wells in Kansas and the average percent water production per day from the wells in Texas.
     Response:
     We acknowledge the Staff’s comment and advise the Staff as to the following information regarding the average percent water production per day: the average percent water production per day is 95.7% in Kansas and 90.6% in Texas.

Securities and Exchange Commission
February 10, 2011

37. You state that the production is long-lived with the economic lives in excess of 50 years. Tell us the age of the average well and tell us the basis of saying they have economic lives in excess of 50 years. Tell us if the decline analysis is on a field level or a well level.
     Response:
     We acknowledge the Staff’s comment. We have revised the disclosure throughout the Registration Statement to strike the reference to our projected reserve life of “50 years.” Please see the response to comment 30 above. In total, the Underlying Properties have an expected weighted average total life of approximately 74 years (based on an average per Bbl oil price of $61.18) to 76 years (based on an average per Bbl oil price of $79.43). Please see page 2.
38. Tell us how many wells, if any, in the 193 fields have produced for fifty years or longer.
     Response:
     We acknowledge the Staff’s comment. Approximately 24% of the Underlying Properties by PV-10 have been producing for 50 years or longer. Furthermore, approximately 61% of the Underlying Properties by PV-10 have been producing for 33 years or longer.
Proved Reserves of Underlying Properties, page 77
39. You present the changes in the reserves in the underlying properties over the last three years. Please include disclosure here and on pages F-7 and F-15 that these reserves are for the total economic life of the properties and are not the amount of reserves the unit-holders are entitled to.
     Response:
     We acknowledge the Staff’s comment and have updated the disclosure on pages 82, F-7 and F-14 to emphasize that the proved reserve balances present the reserves attributable to the Underlying Properties for the economic life of such properties and is not limited to the term of the trust.
40. In the table of changes in proved reserves of the underlying properties and on pages F-7 and F-15 please show revisions of reserves as a separate line item. Please see ASC Topic 932 paragraph 50 — 5(a). In addition, there is no line item titled additions. Specific types of additions should be identified as separate line items as presented in ASC Topic 932 such as improved recovery, purchases of minerals in place, and extension and discoveries. Please revise your document as necessary.
     Response:
     We acknowledge the Staff’s comment and have updated the table of changes in proved reserves of the underlying properties on pages 82, F-7, and F-15 to show revisions as a separate line item and to add a line item for additions.

Securities and Exchange Commission
February 10, 2011

41. We note that you are disclosing approximately 1.5 million barrels equivalent of proved undeveloped reserves that have approximately doubled from 2008 which is a material change. However, you have no disclosure as to this change or how long your total PUD reserves have been classified as proved or the time-frame you plan to develop those reserves in or other required disclosure. Please revise your document to include all the disclosure required by Item 1203 (a)(b)(c)(d) of Regulation S-K here and on pages F-7 and F-15 as well.
     Response:
     We acknowledge the Staff’s comment and have revised our disclosure to include information on the change in reserves since 2008, how total PUD reserves have been classified as proved, and the time-frame we plan on developing these reserves. Please see pages 82, F-7 and F-15.
42. Tell us if any of your PUD reserves have been classified as proved for more than five years. If so, tell us how long have they been classified as proved, how many reserves there are and the reasons they have not been developed by now.
     Response:
     All proved undeveloped reserves have been identified drilling locations for less than three years, other than approximately 204 MBoe of proved undeveloped reserves attributable to the Sand Flat Unit, which has been an identified drilling location for seven years. The Sand Flat Unit is a waterflood where large volumes of fluid are produced and injected. VOC Sponsor has been focusing its efforts on increasing the facility capacity, injection capacity and injection conformance to optimize the current flood pattern prior to drilling.
43. Please present the Standardized Measure of the underlying properties.
     Response:
     We acknowledge the Staff’s comment. The standardized measure of the Underlying Properties is presented on pages 81, F-9, and F-17 of the Registration Statement. We have also enhanced our disclosure on page 81 to clarify in a footnote to our standardized measure line item that because VOC Sponsor bears no federal income tax expense and taxable income is passed through to the unitholders of the trust, no provision for federal or state income taxes is included in the reserve reports and therefore the standardized measure of discounted future net cash flows attributable to the Underlying Properties is equal to the pretax PV-10 value, which is disclosed.
Marketing and Post-Production Services, page 79
44. Please disclose if you have any delivery commitments of oil or natural gas. Please see Item 1207 of Regulation S-K.

Securities and Exchange Commission
February 10, 2011

     Response:
     We acknowledge the Staff’s comment and have revised our disclosure in compliance with Item 1207 of Regulation S-K to note our delivery commitments of oil or natural gas. Please see page 85.
45. It does not appear you have met all the requirements of paragraph 8 (i)(ii)(iii)(iv)(v)(vi)(vii)(viii)(ix)(x) of Item 1202 of Regulation S-K. Please revise your document as necessary.
     Response:
     We acknowledge the Staff’s comment and our third party reserve engineer has revised its summary reserve reports to comply with Item 1202(a)(8) of Regulation S-K.
Appendix A
46. The opening paragraph references “guidelines” of the SEC. The elements of these reports are required or defined under Item 1202(a)(8) of Regulation S-K and other rules of the SEC. Please revise your disclosure accordingly.
     Response:
     We acknowledge the Staff’s comment and have revised our disclosure to comply with Item 1202(a)(8) of Regulation S-K.
47. These reports are required pursuant to Item 1202(a)(8) of Regulation S-K. We note the statement that the report is for the exclusive use of VOC Energy Trust. Please obtain and file a revised version of both reports that contains no language that could suggest either a limited audience or a limit on potential investor reliance on the reports.
     Response:
     We acknowledge the Staff’s comment and have filed a revised version of both reports required by Item 1202(a)(8) of Regulation S-K that contains no language that could suggest either a limited audience or a limit on potential investor reliance on the reports.

Securities and Exchange Commission
February 10, 2011

*       *       *       *       *
The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Comment Letter.
The Company acknowledges the following in connection with responding to the Staff’s comments:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*       *       *       *       *
     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 1 to David P. Oelman at Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours, VOC BRAZOS ENERGY PARTNERS, L.P.
By:	Vess Texas Partners, LLC, its General Partner

By:	Vess Holding Corporation, its Sole Managing Member

By:	/s/ J. Michael Vess
	Name:	J. Michael Vess
	Title:	Designated Representative and Sole Member of Board of Directors

Enclosures

cc:	David P. Oelman, Vinson & Elkins L.L.P. W. Matthew Strock, Vinson & Elkins L.L.P. Joshua Davidson, Baker Botts L.L.P.